UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102
(CUSIP Number)

AFV PARTNERS SPV-4 LLC
2126 HAMILTON ROAD, SUITE 260
ARGYLE, TX 76226
TELEPHONE: (940) 226-4511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102		13D/A

1.	Names of Reporting Persons AFV Partners SPV-4 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 543,886 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 543,886 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 543,886 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 0.8% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 10 to Schedule 13D/A is filed by AFV Partners SPV-4 LLC (“AFV-4”), AFV Partners SPV-7 LLC (“AFV-7”), AFV Partners SPV-7/A LLC (“AFV-7/A”), AFV Partners SPV-10 LLC (“AFV-10”), AFV Partners SPV-10/A LLC (“AFV 10/A”), AFV Partners SPV-10/B LLC (“AFV 10/B”), AFV Partners SPV-10/C LLC (“AFV 10/C”), FV Partners SPV-11 LLC (“AFV-11”), AFV Partners SPV-11/A LLC (“AFV 11/A”), AFV Partners SPV-11/B LLC (“AFV 11/B”), I-40 OKC Partners LLC (“OKC”), AFV Management Advisors LLC (“AFV”) and Tony Aquila (“Mr. Aquila”) (AFV-4, AFV-7, AFV-7/A, AFV-10, AFV 10/A, AFV 10/B, AFV 10/C, AFV-11, AFV 11/A, AFV 11/B, OKC, AFV and Mr. Aquila are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4. Share numbers herein reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024.

CUSIP No. 13803R 102		13D/A

1.	Name of Reporting Persons AFV Partners SPV-7 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,533,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,533,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,533,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.4% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-7. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-7. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-7. Share numbers herein reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons AFV Partners SPV-7/A LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 150,000 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 150,000 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-7/A. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-7/A. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-7/A. Share numbers herein reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons AFV Partners SPV-10 LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 195,848 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 195,848 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,848 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-10. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-10. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-10. Share numbers herein reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons AFV Partners SPV-10/A LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 811,464 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 811,464 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 811,464 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	AFV-10/A owns 405,732 shares of Common Stock and warrants to purchase 405,732 shares of Common Stock that are currently exercisable. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares and warrants held by AFV-10/A. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares and warrants held indirectly by AFV, and held of record by AFV-10/A. Share numbers herein reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024 and takes into account warrants to purchase 405,732 shares of Common Stock that are currently exercisable.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons AFV Partners SPV-10/B LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 608,598 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 608,598 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 608,598 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No.10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	AFV-10/B owns 304,299 shares of Common Stock and warrants to purchase 304,299 shares of Common Stock that are currently exercisable . Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares and warrants held by AFV-10/B. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares and warrants held indirectly by AFV, and held of record by AFV-10/B. Share numbers herein reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024 and takes into account warrants to purchase 304,299 shares of Common Stock that are currently exercisable.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons AFV Partners SPV-10/C LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 486,878 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 486,878 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,878 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.8% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No.10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	AFV-10/C owns 243,439 shares of Common Stock and warrants to purchase 243,439 shares of Common Stock that are currently exercisable . Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares and warrants held by AFV-10/C. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares and warrants held indirectly by AFV, and held of record by AFV-10/C. Share numbers herein reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024 and takes into account warrants to purchase 243,439 shares of Common Stock that are currently exercisable.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons AFV Partners SPV-11 LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,236,636 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,236,636 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,236,636 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.4% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No.10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents Warrants to purchase up to 2,236,636 shares of Common Stock, which Warrants are currently exercisable. Excludes shares of common stock, $0.0001 par value (“Common Stock”), of the Issuer that could be obtained upon the conversion of 5,000 shares of Series C Cumulative Perpetual Redeemable Preferred Stock (“Series C Preferred Stock”). The conversion rate of the Series C Preferred Stock is not currently determinable. The formula for determining the Conversion Rate is set forth in Item 6 under “Conversion”. The shares of Series C Preferred Stock and Warrants are owned by AFV-11. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares of Series C Preferred Stock and Warrants held by AFV-11. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares of Series C Preferred Stock and Warrants held indirectly by AFV, and held of record by AFV-11.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024 and takes into account warrants to purchase 2,236,636 shares of Common Stock that are currently exercisable.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons AFV Partners SPV-11/A LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,473,272 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,473,272 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,473,272 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No.10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Represents Warrants to purchase up to 4,473,272 shares of Common Stock, which Warrants are immediately exercisable. Excludes shares of common stock, $0.0001 par value (“Common Stock”), of the Issuer that could be obtained upon the conversion of 10,000 shares of Series C Cumulative Perpetual Redeemable Preferred Stock (“Series C Preferred Stock”) purchased by AFV-11/A. The conversion rate of the Series C Preferred Stock is not currently determinable. The formula for determining the Conversion Rate is set forth in Item 6 under “Conversion”. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares of Series C Preferred Stock and Warrants to be held by AFV-11/A. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares of Series C Preferred Stock and Warrants held indirectly by AFV, and held of record by AFV-11/A.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024 and takes into account warrants to purchase 4,473,272 shares of Common Stock that are currently exercisable.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons AFV Partners SPV-11/B LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,991 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,991 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,991 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No.10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents Warrants to purchase up to 670,991 shares of Common Stock, which Warrants are immediately exercisable. Excludes shares of common stock, $0.0001 par value (“Common Stock”), of the Issuer that could be obtained upon the conversion of 1,500 shares of Series C Cumulative Perpetual Redeemable Preferred Stock (“Series C Preferred Stock”) purchased by AFV-11/B. The conversion rate of the Series C Preferred Stock is not currently determinable. The formula for determining the Conversion Rate is set forth in Item 6 under “Conversion”. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares of Series C Preferred Stock and Warrants held by AFV-11/B. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares of Series C Preferred Stock and Warrants held indirectly by AFV. and held of record by AFV-11/B.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024 and takes into account warrants to purchase 670,991 shares of Common Stock that are currently exercisable.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons I-40 OKC Partners LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,700 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,700 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,700 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	OKC owns 100,850 shares of Common Stock and warrants to purchase 100,850 shares of Common Stock that are currently exercisable. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares and warrants held by OKC. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares and warrants held indirectly by AFV, and held of record by OKC. Share numbers herein reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024 and takes into account warrants to purchase 100,850 shares of Common Stock that are currently exercisable.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons AFV Management Advisors LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,912,893 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,912,893 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,912,893 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.4% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The securities are owned as follows: (i) 543,886 shares of the Issuer’s Common Stock by AFV-4, (ii) 1,533,620 shares of the Issuer’s Common Stock by AFV-7, (iii) 150,000 shares of the Issuer’s Common Stock by AFV-7/A, (iv) 195,848 shares of the Issuer’s Common Stock by AFV-10, (v) 405,732 shares of Issuer’s Common Stock and warrants to purchase 405,732 shares of Issuer’s Common Stock by AFV-10/A, (vi) 304,299 shares of Issuer’s Common Stock and warrants to purchase 304,299 shares of Issuer’s Common Stock by AFV-10/B, (vii) 243,439 shares of Issuer’s Common Stock and warrants to purchase 243,439 shares of Issuer’s Common Stock by AFV-10/C, (viii) Warrants to purchase up to 2,236,636 shares of Issuer’s Common Stock by AFV-11, (ix) Warrants to purchase up to 4,473,272 shares of Issuer’s Common Stock by AFV-11/A, (x) Warrants to purchase up to 670,991 shares of Issuer’s Common Stock by AFV-11/B and (xi) 100,850 shares of Issuer Common Stock and warrants to purchase 100,850 shares of Issuer Common Stock owned by OKC. This excludes shares of Common Stock, of the Issuer that could be obtained upon the conversion of 5,000 shares of Series C Preferred Stock owned by AFV-11, 10,000 shares of Series C Preferred Stock owned by AFV-11/A and 1,500 shares of Series C Preferred Stock owned by AFV-11/B. The conversion rate of the Series C Preferred Stock is not currently determinable. The formula for determining the Conversion Rate is set forth in Item 6 under “Conversion”. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares and warrants held by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A, (iv) AFV-10, (v) AFV-10/A, (vi) AFV-10/B. (vii) AFV-10/C, (viii) AFV-11, (ix) AFV-11/A, and (x) OKC. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares and Warrants held indirectly by AFV, and held of record by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A, (iv) AFV-10, (v) AFV-10/A, (vi) AFV-10/B, (vii) AFV-10/C, (viii) AFV-11, (ix) AFV-11/A, (x) AFV-11/B and (xi) OKC. Share numbers herein, other than for AFV-11, AFV-11/A and AFV-11/B, reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024 and warrants to purchase an aggregate of 8,435,219 shares of Common Stock currently outstanding and exercisable.

CUSIP No. 13803R 102		13D/A

1.		Name of Reporting Persons Tony Aquila
2.		Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐ (1)
3.		SEC USE ONLY
4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,333,078
	8.	Shared Voting Power 11,912,893 shares of Common Stock (2)
	9.	Sole Dispositive Power 2,333,078(3)
	10.	Shared Dispositive Power 11,912,893 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,245,971 shares of Common Stock (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 10 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The securities are owned as follows: (i) 543,886 shares of the Issuer’s Common Stock by AFV-4, (ii) 1,533,620 shares of the Issuer’s Common Stock by AFV-7, (iii) 150,000 shares of the Issuer’s Common Stock by AFV-7/A, (iv) 195,848 shares of the Issuer’s Common Stock by AFV-10, (v) 405,732 shares of Issuer’s Common Stock and warrants to purchase 405,732 shares of Issuer’s Common Stock by AFV-10/A, (vi) 304,299 shares of Issuer’s Common Stock and warrants to purchase 304,299 shares of Issuer’s Common Stock by AFV-10/B, (vii) 243,439 shares of Issuer’s Common Stock and warrants to purchase 243,439 shares of Issuer’s Common Stock by AFV-10/C, (viii) Warrants to purchase up to 2,236,636 shares of Issuer’s Common Stock by AFV-11, (ix) Warrants to purchase up to 4,473,272 shares of Issuer’s Common Stock purchased by AFV-11/A, (x) Warrants to purchase up to 670,991 shares of Issuer’s Common Stock purchased by AFV-11/B as described in Item 3 and (xi) 100,850 shares of Issuer Common Stock and warrants to purchase 100,850 shares of Issuer Common Stock owned by OKC. This excludes shares of Common Stock, of the Issuer that could be obtained upon the conversion of 5,000 shares of Series C Preferred Stock owned by AFV-11 and 10,000 shares of Series C Preferred Stock purchased by AFV-11/A as described in Item 3 and 1,500 shares of Series C Preferred Stock purchased by AFV-11/B as described in Item 3. The conversion rate of the Series C Preferred Stock is not currently determinable. The formula for determining the Conversion Rate is set forth in Item 6 under “Conversion”. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A, (iv) AFV-10, (v) AFV-10/A, (vi) AFV-10/B and (vii) OKC. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares and Warrants held indirectly by AFV, and held of record by (i) AFV-4, (ii) AFV-7, (iii) AFV-7/A, (iv) AFV-10, (v) AFV-10/A, (vi) AFV-10/B, (vii) AFV-10-C, (viii) AFV-11, (ix) AFV-11/A, (x) AFV-11/B and (xi) OKC. Share numbers herein, other than for AFV-11, AFV-11/A and AFV-11/B reflect the effects of a 1 for 23 reverse stock split effected on March 8, 2024.

(3)	In addition to the Issuer’s Common Stock held by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B and OKC and shares of Series C Preferred Stock and Warrants to purchase Common Stock held by AFV-11. AFV-11/A and AFV-11/B, includes 2,333,078 shares of Issuer Common Stock held directly by Mr. Aquila.

(4)	The percentage set forth above is calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024 and taking into account 299,334 shares of Issuer Common Stock held directly by Mr. Aquila, which shares vested subsequent to March 25, 2024 and Warrants to purchase an aggregate of 8,435,219 shares of Issuer Common Stock currently outstanding that are currently exercisable.

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by Amendment No. 1 filed with the Commission on May 21, 2021, (ii) Amendment No. 2 filed on September 23, 2021, (iii) Amendment No. 3 filed on October 6, 2021, (iv) Amendment No. 4 filed on November 22, 2021, (v) Amendment No. 5 filed on November 23, 2022, (vi) Amendment No. 6 filed on January 6, 2023, (vii) Amendment No. 7 filed on June 28, 2023, Amendment No. 8 filed on July 7, 2023, and Amendment No. 9 filed on April 16, 2024 (the “Statement”), is hereby further amended and supplemented by This Amendment No. 10 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 2. Identity and Background

Items 2(a)-(c) and (f) of the Statement are hereby amended and supplemented by:

Adding:

•	AFV Partners SPV-11/B LLC, a Delaware LLC, as a Reporting Person. AFV-11/B is a special purpose investment vehicle that manages and facilitate investments on behalf of AFV Partners LLC, a long-term permanent capital vehicle that invests in mission critical technology, software and data businesses. The address of the principal business and office of AFV-11/B is 2126 Hamilton Road, Suite 260, Argyle, TX 76226.

From the date of this Amendment, all references to “Reporting Persons” in the Statement shall include AFV 11/B. The agreement among the Reporting Persons relating to the joint filing of the Statement and this Amendment is attached as Exhibit A hereto.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information with respect to AFV-11/B as required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

As previously disclosed in Amendment No. 9, each of AFV Partners SPV-11, LLC, a Delaware limited liability company("AFV-11") and AFV Partners SPV-11/A, LLC, a Delaware limited liability company ("AFV-11/A") entered into securities purchase agreement with the Issuer (the “Initial Purchase Agreement” and each a “Purchase Agreement”) with the Issuer dated April 9, 2024 pursuant to which AFV-11 and AFV-11/A agreed to purchase an aggregate of 10,000 shares of the Issuer's Series C Cumulative Perpetual Redeemable Preferred Stock (“Series C Preferred Stock”) and Warrants to purchase up to 4,473,272 shares of Common Stock, at a combined purchase price of $1,000 per share and accompanying Warrant, no later than 20 business days following April 9, 2024, subject to customary closing conditions, in a private transaction. On May 3, 2024, AFV-11/A entered into an additional Purchase Agreement with the Issuer (the “May Purchase Agreement” a) to purchase an additional 5,000 shares of Series C Preferred Stock and Warrants to purchase up to 2,236,636 shares of Common Stock, at a combined purchase price of $1,000 per share and accompanying Warrant. On April 26, 2024, AFV-11/B entered into a Purchase Agreement with the Issuer (the” Additional April Purchase Agreement” and together with the Initial Purchase Agreement and the May Purchase Agreement, the “Purchase Agreements” and each a “Purchase Agreement” and the shares of Series C Preferred Stock to be purchased under the Purchase Agreements, the “Purchased Shares”) to purchase 1,500 shares of Series C Preferred Stock and Warrants to purchase up to 670,991 shares of Common Stock, at a combined purchase price of $1,000 per share and accompanying Warrant. On May 3, 2024, AFV 11 purchased 5,000 shares of Series C Preferred Stock and Warrants to purchase up to 2,236,636 shares of Common Stock, AFV 11/A purchased 10,000 shares of Series C Preferred Stock and Warrants to purchase up to 4,473,272 shares of Common Stock, and AFV 11/B purchased 1,500 shares of Series C Preferred Stock and Warrants to purchase up to 670,991 shares of Common Stock pursuant to the Purchase Agreement. AFV-11, AFV-11/A and AFV-11/B each funded the acquisition of the Purchased Shares and Warrants with cash funds held for making investments.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 6 of this Amendment is incorporated into this Item 4 by reference. AFV-11/A and AFV-11/B each acquired the shares of the Issuer’s Series C Preferred Stock pursuant to the transaction described under Item 6 of this Amendment for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a), (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of the date of this filing:

Reporting Person	Shares Held Directly(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(5)
AFV-4	543,886	0	543,886	0	543,886	543,886	0.8%
AFV-7	1,533,620	0	1,533,620	0	1,533,620	1,533,620	2.4%
AFV-7/A	150,000	0	150,000	0	150,000	150,000	0.2%
AFV-10	195,848	0	195,848	0	195,848	195,848	0.3%
AFV-10/A	811,464	0	811,464	0	811,464	811,464	1.3%
AFV-10/B	608,598	0	608,598	0	608,598	608,598	0 9%
AFV-10/C	487,878	0	487,878	0	487,878	487,878	0.8%
OKC	201,700	0	201,700	0	201,700	201,700	0.3%
AFV-11	2,236,636	0	2,236,636	0	2,236,636	2,236,636	3.4%
AFV-11/A	4,473,272	0	4,473,272	0	4,473,272	4,473,272	6.5%
AFV-11/B	670,991	0	670,991	0	670,991	670,991	1.0%
AFV(2)	11,912,893	0	11,912,893	0	11,912,893	11,912,893	16.4%
Mr. Aquila(3)	2,333,078	2,333,078	11,912,893	2,333,078	11,912,893	14,245,971	19.6%

(1)	Represents the number of shares of Common Stock currently owned or underlying all securities convertible, exchangeable or exercisable for shares of Common Stock within 60 days of the date of this Amendment held by the Reporting Persons.
(2)	AFV exercises ultimate voting and investment power with respect to the shares and warrants held by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, AFV-11, AFV 11/A, AFV-11/B and OKC.
(3)	Mr. Aquila is the managing member of AFV and as such may be deemed to hold voting and dispositive power with respect to the shares and warrants held indirectly by AFV, and held of record by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, AFV-11, AFV 11/A, AFV-11/B and OKC.
(4)	Includes 299,654 shares of Issuer Common Stock held directly by Mr. Aquila.
(5)	The percentages set forth above are calculated based on 64,397,326 shares of the Issuer’s Common Stock outstanding as of March 25, 2024, as reported on the Issuer’s Form 10-K filed on April 1, 2024.

(c) The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days, except as described in this Amendment and the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On May 3, 2024, AFV-11, AFV-11/A and AFV-11/B acquired the Purchased Shares and the Warrants pursuant to the Purchase Agreements, following the satisfaction of customary closing conditions under the Purchase Agreements.

Series C Preferred Stock

In connection with the Transaction and the issuance of the Series C Preferred Stock, the Issuer established the rights and preferences of the Series C Preferred Stock pursuant to a Certificate of Designation of Rights, Preferences and Limitations of the Series C Preferred Stock (the “Certificate of Designation”). Each share of Series C Preferred Stock has a par value of $0.0001 and a stated value equal to $1,000 per share (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series C Preferred Stock, the “Stated Value”). The following is a brief summary of the terms of the Series C Preferred Stock.

Ranking and Dividend

The Series C Preferred Stock will rank senior to the Common Stock with respect to dividends and distributions on liquidation, winding-up and dissolution. Dividends on the Series C Preferred Stock may be paid in either cash, in kind or, at the option of the holders of the Series C Preferred Stock (the “Holders”), in shares of Common Stock. The Company will pay, subject to certain adjustments, dividends at a rate per annum (the “Dividend Rate”) equal to 7.50% of the Liquidation Preference (as defined below) per Preferred Share from the original issuance date of such Preferred Share through the fifth anniversary of such issuance (the “First Reset Date”). On and after the First Reset Date, the Company will pay a Dividend Rate equal to the Dividend Rate applicable to the prior payment period plus 1.50%. If the Holders elect to receive a cash dividend payment and the Company fails to make a corresponding cash dividend payment (a “Dividend Nonpayment”) for three or more payment periods, the Dividend Rate will increase by an additional 0.25% per annum commencing immediately following the third payment period for which there has been a Dividend Nonpayment and will increase an additional 0.25% per annum every third succeeding Dividend Nonpayment (whether the payment periods to which such Dividend Nonpayments relate are consecutive or non-consecutive); provided, however, the maximum Dividend Rate on the Series C Preferred Stock shall be capped at 12.0% per annum.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, each Holder will be entitled to payment out of the assets of the Company, prior and in preference to holders of Common Stock, in an amount per share equal to the Stated Value (the “Liquidation Preference”) plus any accumulated and unpaid dividends.

Conversion

Each Holder has the right, at its option, to convert its Series C Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at a conversion price equal to the lesser of (i) 120% of the average of the closing sale prices per share of the Common Stock for the ten consecutive trading days immediately preceding the conversion (the “Average Common Stock Price”) (provided that if the Average Common Stock Price is equal to the Floor Price (as defined below), the Conversion Price shall be determined based on 100% of the Average Common Stock Price instead of 120%) and (ii) $2.2355 (such price, the “Conversion Price”); provided that in no event shall the Conversion Price be less than $2.00 (the “Floor Price”). The Conversion Price is subject to customary adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. The Series C Preferred Stock cannot be converted if such conversion would result in an issuance of Common Stock above the Exchange Cap.

Voting

The holders of the Series C Preferred Stock shall be entitled to vote as a single class with the holders of the Common Stock on all matters submitted to a vote of the holders of Common Stock. With respect to any matter submitted to a vote of the holders of Common Stock, each share of the Series C Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share of the Series C Preferred Stock was convertible on the record date for determining holders of Common Stock entitled to vote on such matter (such date, the “Applicable Record Date”); provided that (i) the aggregate number of votes to which a holder of the Series C Preferred Stock shall be entitled shall be reduced by the aggregate number of shares of Common Stock issued to such holder pursuant shares of Common Stock issued as dividends, (ii) until the Company has obtained the Requisite Shareholder Approval, the amount set forth in the foregoing clause shall not exceed an amount equal to: (x) the total number of shares of Common Stock into which all outstanding shares of the Series C Preferred Stock could be converted as of the Applicable Record Date without violating the Exchange Cap or Beneficial Ownership Limitation (as defined in the Certificate of Designation), divided by (y) the total number of shares of the Series C Preferred Stock outstanding as of the Applicable Record Date and (iii) for purposes of determining the number of votes each share of Series C Preferred Stock is entitled to vote, the Conversion Price shall not be less than $2.33. As long as any shares of Series C Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of Series C Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Certificate of Designation, (ii) amend or repeal any provision of, or add any provision to, the Company’s Certificate of Incorporation or Amended and Restated Bylaws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Series C Preferred Stock, if such action would materially and adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series C Preferred Stock, or (iii) declare or pay any junior dividends or repurchase any junior securities during any time that all accrued dividends on the Series C Preferred Stock have not been paid in full in cash or, at the option of the Holder, in shares of Common Stock.

Optional and Special Optional Redemptions

On or after the fifth anniversary of the original issuance date, or in connection with certain change of control events, the Company may redeem the Series C Preferred Stock for cash at a redemption price equal to 103% of the Liquidation Preference, plus any accumulated and unpaid dividends thereon.

Change of Control

Upon the occurrence of certain change of control events, each Holder will have the right (subject to the Company’s special optional redemption right discussed in the paragraph above) to convert some or all of the shares of Series C Preferred Stock held by such Holder into a number of shares of Common Stock per share of the Series C Preferred Stock to be converted equal to (x) the Liquidation Preference of such Series C Preferred Stock plus any accumulated and unpaid dividends thereon divided by (y) the Conversion Price.

Warrants

In addition, in connection with the Purchase Agreement, the Company has issued to AFV-11, AFV-11/A and AFV-11/B Warrants to purchase in the aggregate 7,380,899 shares of Common Stock at an exercise price of $2.2355. The warrants will be immediately exercisable upon issuance and will expire five years from such issuance. The Warrants include customary adjustment provisions for stock splits, combinations and similar events.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibits:

A. Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2024

AFV Partners SPV-4 LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-7 LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-7/A LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-10 LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-10/A LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-10/B LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-10/C LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-11 LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-11/A LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Partners SPV-11/B LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

I-40 OKC Partners LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	President and Chief Executive Officer

AFV Management Advisors LLC

By:	/s/Tony Aquila
Name:	Tony Aquila
Title:	Managing Member

/s/Tony Aquila

SCHEDULE I

AFV Management Advisors LLC (“AFV”) is the sole manager of AFV Partners SPV-11/B LLC (“AFV-11/B”). Tony Aquila is the managing member of AFV. The officers of AFV-11/B are as follows:

Name	Position	Citizenship
Tony Aquila	President and Chief Executive Officer	United States of America
Lori McCutcheon	Vice President	United States of America

Lori McCutcheon’s principal employment is with AFV Partners LLC.